Filed by Ocular Sciences, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Ocular Sciences, Inc.

Commission File No.: 000-22623

The following is the complete text of a memorandum sent on September 17, 2004 to employees of Ocular Sciences, Inc. relating to the proposed merger between The Cooper Companies, Inc. and Ocular Sciences, Inc. announced on July 28, 2004. The memorandum was sent via electronic mail by Steven J. Fanning, President and Chief Executive Officer of Ocular Sciences, Inc.

This memo is intended to provide you with an update relative to the integration planning efforts with respect to the potential combination of the CooperVision and Ocular Sciences. To assist with the integration planning we are naming an Integration Steering Committee composed of employees from both CooperVision and Ocular Sciences. We have also retained the services of The Keystone Consulting Group, a firm that specializes in merger and acquisition integration activities.

Members of the Steering Committee, are Greg Fryling—COO of CooperVision, John Calcagno—CFO of CooperVision, Jim Welch—President of OSI’s International business, John Weber -EVP of Worldwide Operations and Manufacturing for OSI, and representatives of The Keystone Consulting Group. The purpose of the Steering Committee is to establish integration objectives, monitor progress against the plans and address the key issues associated with a large acquisition. The Committee will also be developing an integration plan to implement following the closing date. Having a Steering Committee, with the depth and breadth of experience that these individuals have within the two corporations, will serve to help ensure that we are adopting best practices, selecting the best people and planning appropriately for the combined company’s future.

We want to thank everyone for your ongoing attention to your major responsibilities as well as acknowledge the cooperation you are exhibiting. We will be introducing additional communication initiatives within the next several weeks to keep you apprised of the status.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger of The Cooper Companies (“Cooper”) and Ocular Sciences (“Ocular”), Cooper has filed with the SEC a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant materials. INVESTORS AND SECURITYHOLDERS OF COOPER AND OCULAR ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS REGARDING THE ACQUISITION AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT

BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE ACQUISITION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain these documents free of charge at the SEC web site www.sec.gov. The definitive joint proxy statement/prospectus and other relevant materials (when they become available) will be mailed to stockholders of Cooper and Ocular in advance of the special meetings to consider the transaction. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Cooper by contacting Investor Relations, The Cooper Companies, Inc., 21062 Bake Parkway, Suite 200, Lake Forest, CA 92630, 949-597-4700, ir@coopercos.com. Investors and security holders may obtain free copies of the documents filed with the SEC by Ocular by contacting EVC Group, Inc, 90 Montgomery Street Suite 1001, San Francisco, CA 94165, 415-896-6820, ocularir@evcgroup.com. Cooper, Ocular and their respective officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the proposed merger. A description of the interests of the directors and executive officers of Cooper is set forth in the proxy statement for Cooper’s 2004 annual meeting of stockholders, which was filed with the SEC on February 6, 2004. A description of the interests of the directors and executive officers of Ocular is set forth in the proxy statement for Ocular’s 2004 annual meeting of stockholders, which was filed with the SEC on April 22, 2004. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, when it becomes available, as well as other relevant documents filed with the SEC when they become available.